Exhibit 21.1

CHINA GEWANG BIOTECHNOLOGY, INC.

Name	Jurisdiction

Biotechnology International Holding, Ltd.	British Virgin Islands

Hong Kong Gewang Holdings Group Limited	Hong Kong

Tianme Beverage Group Corporation Limited	Australia

Gewang Selenium Enrichment Information Consulting (Shenzhen) Co.	People’s Republic of China (Wholly Owned Foreign Entity)

Guangdong Gewang Biotechnology Co., Ltd.	People’s Republic of China

Guangdong Tianmei Selenium Rich Beverage Chain Co., Ltd.	People’s Republic of China